Filed by Pan American Silver Corp.
pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 333-162778
Subject Company: Aquiline Resources Inc.
Commission File No.  N/A.

Pan American Silver Corp.
Third Quarter 2009 Earnings Conference Call
November 11, 2009

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND  INFORMATION IN THIS TRANSCRIPT CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY’S AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS TRANSCRIPT THE WORDS “ANTICIPATE”, “BELIEVE”, “ESTIMATE”, “EXPECT”, “INTEND”, “TARGET”, “PLAN”, “FORECAST”, “STRATEGIES”, “GOALS”, “OBJECTIVES”, “BUDGET”, “MAY”, “SCHEDULE” AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE PRICE OF SILVER AND OTHER METALS; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE THE PROPOSED TRANSACTION WITH AQUILINE RESOURCES INC. OR TO TAKE-UP AND PAY FOR ANY SUCH SECURITIES, AND THE EFFECTS OF ANY SUCH ACQUISITION ON THE COMPANY; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INLCUDING BY NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, AMONG OTHER THINGS, CURRENTLY PROHIBIT OPEN-PIT MINING AND THE USE OF CYANIDE IN MINING AND WHICH, AS CURENTLY ENACTED, WOULD LIKELY RENDER ANY FUTURE CONSTRUCTION AND DEVELOPMENT OF THE NAVIDAD PROJECT UNECONOMIC OR NOT POSSIBLE AT ALL; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES AND ESTIMATES OF FUTURE PRODUCTION; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING FOR ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATED COST AND TIMING OF RAMP-UP OF MANANTIAL ESPEJO AND SAN VICENTE; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS, AS REFLECTED IN FEASIBILITY STUDIES OR OTHER REPORTS PREPARED IN RELATION TO DEVELOPMENT OF PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS SILVER EXPLORATION PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; RECOVERY IF ANY OF AMOUNTS DUE FROM DOE RUN PERU; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS TRANSCRIPT AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOLES, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE

CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Operator:                         Welcome to the Pan American Silver Third Quarter 2009 Earnings Conference Call.  During today’s presentation, all parties will be in a listen-only mode.  Following the presentation, the conference will be open for questions.  If you have a question please press the star, followed by the one on your touchtone phone.  If you would like to withdraw your question please press the star, followed by the two.  If you are using speaker equipment please lift the handset before making your selection.  This conference is being recorded today, November 11th, 2009.

                                             I would now like to turn the conference over to, Kettina Cordero, Coordinator of Investor Relations.  Please go ahead, ma’am.

Kettina Cordero:            Thank you, operator and good morning ladies and gentlemen.  Joining me here today are Geoff Burns, our President and CEO; Steve Busby, our Chief Operating Officer; Michael Steinmann, our Executive Vice-President of Geology and Exploration; and Rob Doyle, our Chief Financial Officer.

                                             I would like to start today’s conference by mentioning that this call cannot be reproduced or retransmitted without our consent.  I also point out that certain of the statements and information in this call will constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws.  All statements, other than statements of historical fact, are forward-looking statements.  These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number assumptions and estimates, but while considered reasonable by the Company, are inherently subject to significant business, economic competitive, political and social uncertainties and contingencies.

                                             Many factors, both known and unknown could cause actual results, performance, or achievements to be materially different from those expressed or implied by such forward-looking statements and the Company has made assumptions and estimates based on, or related to many of these factors.  We encourage investors to refer to the cautionary language included in our most recent news release dated, November 10, 2009, as well as those factors identified under the caption Risks Related to Pan American’s business in the Company’s most recent Form 40-F and AIF.  Investors are cautioned against attributing undue certainty or reliance on forward-looking statements and the Company does not intend or assume any obligation to update these forward-looking statements or information, other than as required by law.

                                             Now, I will turn the call to Geoff Burns, President and CEO.

Geoffrey Burns:              Thank you, Kettina and good morning and welcome to Pan American Silver’s Third Quarter Earnings Release Conference Call.  Wow, what a difference a year makes!  Only 12 months ago we were in the midst of a global economic crisis that saw financial markets in complete disarray.  Metals prices were collapsing and with them, the share prices of the companies like ours that produce metals were in free fall.

                                             Due to reengineering our mining plans, we were cutting capital, people and wages and we were squeezing our costs everywhere we could.  At the same time, we were working hard to complete two key project developments, Manantial Espejo in Argentina and San Vicente in Bolivia.  It was a difficult period of time for Pan American and for a lot of companies, not only in the mining business but in all economic sectors.

                                             It is truly rewarding today to be able to talk to you about our third quarter and to realize that the extremely difficult decisions and the consequent actions that we undertook a year ago have clearly paid dividends.  What are those dividends?  First, we produced a new quarterly Company record of 6.4 million ounces of silver, up 31% from the same period a year ago and up 10% as compared to our second quarter of this year.

                                             Second, our quarterly gold production also climbed to over 28,000 ounces, also a new Company record and up another 12% from the second quarter of this year, which was also a Company record at that time.  Gold is now clearly our most significant by-product, accounting for almost 20% of our total revenues.

                                             Third, our consolidated cash costs declined 26% to $4.91 per ounce of silver, well below our full year forecast of $6 per ounce.  This is extremely gratifying, as we have been able to hang on to the massive cost decline we reported earlier this year.

                                             Fourth, our cash flow from operating activities before working capital adjustments was a very healthy $43 million or $0.50 per share with the majority of that cash making its way directly into our bank account, and finally, we posted net income of $17.4 million or $0.20 per share, an increase of 172% as compared to the third quarter of last year and $7.2 million higher than our second quarter of this year.

                                             Clearly, the swift recovery in the price of both silver and gold and to a lesser extent, the recovery in base metal prices have contributed to this performance but there is no doubt in my mind that the actions and plans we implemented a year ago, when we were in full-on crisis mode have allowed us to post one of the best quarters in the Company’s history.

                                             With that, I’d like to turn the call over to Steve, Michael and Rob, who are joining me here this morning, who I know will provide you with some additional color and commentary on our operations, our development projects, our exploration programs and our financial condition.  Steve.

Steven Busby:                Thank you, Geoff and good morning, ladies and gentlemen.  I’m very proud of all of our operations and projects’ accomplishments during the third quarter and pleased to be able to provide you a more detailed description of our performance.

                                             Starting off in Argentina, we had a solid, steady state operating quarter at Manantial Espejo, where we again produced just over 1 million ounces of silver at an excellent cash cost of negative $3.11 per ounce, thanks to better-than-planned gold production of over 20,000 ounces at better-than-forecasted gold prices.

                                             We have successfully repaired the failed grinding mill motor that I described last quarter, without incurring any material disruptions to our production and have been steadily improving operating performance ever since.  The plant processed nearly 170,000 tons of ore in the third quarter, which is 92% of our design capacity and we have reached design capacity during the months of September and October.

                                             The silver mill feed grades for the quarter at Manantial Espejo was 214 grams per ton and 88% was recovered, just shy of our expectations.  However, this was more than offset with the better than expected gold grade of 3.9 grams per ton and better than expected gold recoveries of plus 95%.  We are expecting slightly improved silver production and similar cash cost performance from Manantial Espejo in the fourth quarter of this year as our initial employee training efforts are now being enhanced with real time experience and the local operators are gaining more confidence in their own abilities, resulting in a stable operating environment.

                                             Our Peruvian operations produced just over 2 million ounces of silver in the third quarter at a cash cost of $8 per ounce of silver, which is right on our previous production forecast from the second quarter, despite continuing to incur higher smelting costs with the closure of the Doe Run smelter, which has added over $1.35 per ounce to our cash cost of our operating mines in Peru, in addition to not selling any of our silver stockpile materials which is used by the smelter for fluxes. Higher base metal prices have helped to offset the effect of the Doe Run smelter closure in Peru.

                                             We continued to advance our mine deepening project at Huaron that was started in 2006 and, although the development and mining of the higher grade ore zones from these areas will be ramping up slower than we had planned due to the need for more expensive ground support efforts than we had originally anticipated, we forecast the ramp up for the higher grade production from the 180 level deepening will slowly increase from the current 2,000 tons of ore per month to an expected steady state of 9,000 tons of ore per month by the third quarter of 2010.

                                             The slower ramp up is pushing us to advance developments in open mining in other areas, which generally produce lower grade ores at higher cash costs.  As a result, our production at Huaron for the next few quarters is forecasted to slowly ramp up about 10% from the current 910,000 ounces of silver per quarter to close to 1 million ounces of silver, with costs decreasing at the same rate from the current $10.35 per ounce to around $7.50 per ounce at current base metal prices, once we achieve the steady state production from the deep developments.

                                             We are very pleased with the solid performance at our Morococha mine, where we are producing right at planned rates of nearly 750,000 ounces of silver per quarter at cash cost of $5.33 per ounce.  We anticipate this production rate and cost base will continue for quite some time, assuming that base metal prices stay relatively consistent.  Simultaneously, we are advancing our long term, multi-year underground mine access and infrastructure projects which are designed to allow us to sustain current performance far into the future given the significant resource base we have at Morococha.

                                             As reported last quarter, we are continuing reduced, yet profitable operations at Quiruvilca given the current metal prices and have a plan in place to place the mine in care and maintenance should the situation deteriorate.  Quiruvilca produced more than 360,000 ounces of silver in the third quarter at a cash cost of $7.69 per ounce, which includes all capital expenses and we expect this will continue into early 2010.

                                             Our mines in Mexico continue to perform solidly, with Alamo Dorado producing 1.6 million ounces of silver at a cash cost of $4.37 per ounce and La Colorada producing 885,000 ounces of silver, at a cash cost of $7.92 per ounce for the third quarter.  Gold production at Alamo Dorado once again exceeded our expectations.  The mine produced nearly 5,000 ounces for the quarter against our forecast of approximately 3,000.

                                             We have now, essentially mined our high grade zone out of the phase one pit at Alamo Dorado and we will begin to see production rates decline as we strip down to the phase two pit, which happily, may actually grow into a phase three pit with some of the recent extension drill results that Michael Steinmann will describe later in this call.  As such, we are forecasting the fourth quarter silver production at around 1 million ounces for Alamo Dorado.  The quarterly production rate will continue into mid to late 2010 when we’ll start to see again high grade ore from our phase two pit.

                                             We are expecting continued solid performance from La Colorada for some time to come and we are very pleased with the opportunity to extend the lives of both of our Mexican mines, given some of the recent successes we have seen from our exploration efforts.

                                             As promised last quarter, I’m extremely pleased to be able to provide you details of our outstanding start up at San Vicente in Bolivia, where we produced over 870,000 ounces of silver at a cash cost of $5.81 per ounce during the third quarter, only our second quarter of operation since commissioned in the new plant in the expanded mine.  Ramp up continues well ahead of our projections, with the plant processing just over 600 tons per day during the quarter, against our design of 750 tons per day.  We were able to feed higher grade ore to the plant during the quarter, which resulted in us being able to produce silver ounces at essentially plant capacity rates.  We anticipate continued success in the wrap up towards design throughput rates in the last quarter of this year and our feed grades will decline somewhat so we can sustain current silver production rates and costs.

                                             We have completed our winterization projects at San Vicente and continued to gain comfort and confidence in the operation as the operators become familiar with the new plant expanded mine.  It is a pleasure to observe the outstanding accomplishments of the local work force and the obvious welcomed economic stimulus this mine expansion and plant construction project has brought to the local community of San Vicente.  We are optimistic, that our successes at San Vicente are being viewed positively in the country and could incentivize additional foreign investing into a region that so desperately needs it.  As you can well imagine, our mine development and operating teams are very excited about our future prospects at La Preciosa in Mexico and the projects we’ll secure with the Aquiline acquisition, particularly of course, the Navidad project in Argentina.

                                             We have motivated development teams with proven talents to maximize the value of these assets and can’t wait to get things kicked off.  This is a very exciting time to be part of the Pan American Silver organization and our future looks very bright indeed.  As Geoff mentioned, overall, Pan American Silver had another solid quarter, producing a record-breaking 6.4 million ounces of silver at cash cost of $4.91 per ounce, better than our expectations thanks primarily to outstanding performance from our operating teams together with better than expected byproduct metal prices.  We are confident that we will achieve our 2009 production and cost guidance and stand ready to tackle our next development project.

                                             I will now turn the call over to Michael Steinmann for the exploration update.

Michael Steinmann:     Thank you, Steve and good morning.  Q3 was not only a quarter of record silver and gold production but also a record quarter for our exploration drilling.  We completed over 28,500 meters of diamond and RC drilling in our brown & greenfield programs, including the La Preciosa project in Mexico.  Year-to-date, we stand at 65,800 meters of drilling at our operations and projects; already beyond our full year planned program of 53,000 meters.

                                             No doubt that La Preciosa got the lion’s share of this drilling with over 14,000 meters during Q3.  During the last five months we drilled 78 holes at

La Preciosa for a total of 22,367 meters and collected over 3,300 samples.  Our joint venture partner, Orko Silver, published drill results in a press release on September 8, 2009.  As expected, all the inflow holes intersect the main Martha vein, as well as hanging and footwall structures.

                                             Martha is an up to 40 meter wide structural corridor containing several sets of more narrow, high grade veins with lower grade intervals.  Drill hole DP 09374 returned 32.68 meters at 245 grams silver and 0.38 grams gold, including a high grade vein of 3.50 meter width at 1.17 kilograms silver and 2.18 grams gold.  Hole 359 returned 34.77 meters at 202 gram silver and hole 372 returned 22.45 meters at 289 gram silver and 0.51 gram gold.

                                             Additional details on these and other holes have been published by Orko Silver in September ’08—sorry—September 8, 2009.  Most of the holes served as infill drilling for the Martha vein structure, by far the most important structure on site.  But also, some surrounding new exploration targets, like the Vaquero and Baritina veins have been partially drilled and more exploration targets will be tested in the coming months.

                                             Infill drilling will continue with a maximum spacing of 50 meters in order to upgrade part of the resource into measured and indicated categories.  Besides the drilling, we were very active on preliminary resource modeling and possible mining methods.  The technical studies are in progress and metallurgical work is advancing well on floatation and cyanide leach tests.  Our goal is to complete the feasibility study and be positioned to make a production decision for La Preciosa by the end of 2010.

                                             The brownfield programs at our operating mines advanced very well, too during Q3.  They’re currently drilling at every of our operations and at one additional exploration project in Peru.  Like in Q2, La Colorada returned by far the highest grade intersect, especially from the drilling on the vertical expansion of the NC2 vein.  The wide sulfide structure shows continuous mineralization and is still open at depth and to the east.  The vein is up to 10 meters wide with an average width of about five meters.

                                             Besides the main structure, there are hanging and footwall veins and we discovered several replacement mantos in the limestones.  Up to date, we drilled out about 250 meters along strike of this 750 meter long structure in approximately 25 meter space drill pattern.  The deepest hole reached level 610, about 200 meters below the actual mining level.  Some of the most notable intersects are 6.65 meters at 2,021 grams silver, 3.46 meters at 4,536 grams silver, 8.44 meters at 765 gram silver, 6.43 meters at 1,000 grams silver, 13.30 meters at 617 gram silver, and 6.80 meters at 1,342 grams silver.  In addition, all of these holes returned up to three grams gold and 15% to 25% combined lead zinc.  So far we drilled 26 holes in this zone and every one of them returned economic grades.

                                             We’re currently working on a new resource and reserve estimation for La Colorada and will release the overall results as soon as we have finished.  I have no doubt that the sulfides of the NC2 vein will form an important part of the La Colorada production during the coming years and provide the plant with new high grade silver and base metal ore.

                                             At Alamo Dorado, we drilled over 3,700 meters year-to-date, targeting the south and north ends of the pit, as well as some areas below the current pit shell.  The gain of reserves to the north and southeast of the pit has been offset by a loss to the southwest due to a structural complication.  We are currently drilling on a possible plan phase three pit extension, as Steve mentioned.  Besides the depletion due to production, we don’t anticipate any material reserve change at Alamo Dorado at the end of the year.

                                             As I mentioned, the brownfield programs are in full swing at our operations and the greenfield programs are advancing well at San Vicente and Manantial Espejo.  We now have substantial land holdings around those mines.  An additional surface rig is mobilizing into San Vicente as we speak and Manantial Espejo is drilling with two rigs at surface and with one rig underground to take advantage of the good climate during the coming spring and summer months.

                                             These are two of our most prospective properties and I’m sure we will see important new results during the first six months of 2010.  I am extremely pleased with the exploration results we achieved so far in 2009.  All of this new information will be included in the annual reserve and resource update, which I will share with you in January 2010.  But I’m confident that once again, we will more than replace all of the resource ounces we’ve mined in 2009.

                                             Now to, Rob, for the financials.

Robert Doyle:                  Good morning, ladies and gentlemen.  Our financial results in Q3 2009 were just what you would expect from Pan American, given our grand production base and the improving price environment for metal that we produce.  We reported record sales of $118.6 million or a 49% increase from a year ago on the back of record silver and gold production.

                                             Our mine operating earnings were a solid $34.7 million, more than double mine operating earnings from a year ago and up 48% from Q2.  Net income was $17.4 million, which equates to $0.20 per share, again more than double net income from a year ago and up 70% from Q2.

                                             Cash flow generated from operations before working  capital movement was $43.3 million, very nearly double the $22.1 million from one year ago and 20% higher than Q2.  With strong cash flow from operations and capital expenditures significantly reduced to $5.8 million for the quarter, we banked $28 million in cash during the quarter.

                                             These excellent results could have been even better had we been able to sell all of the metal that we produced during the quarter.  However, concentrate shipments and doré refining schedules around quarter-end resulted in us building up our inventory position by almost 400,000 ounces of silver, 4,000 ounces of gold and 9,600 tons of zinc concentrate during the quarter.  We’ll be working hard to reduce these inventory levels and recognize the associated sales and profits with this third quarter production in the fourth quarter.

                                             So, what is at the heart of our improving financial results?  Well, there are two main factors.  Firstly, the addition of high margin production from the Manantial Espejo and San Vicente mines which have both ramped up extremely smoothly, reaching commercial production in their first quarter of operation after construction activities.

                                             Secondly, the continuation and the recovery of metal prices resulted in a further expansion of our margin per ton in Q3.  Average margin per ton of ore milled has gone from about $10 in Q4 2008 to $53 in Q3 2009.  Our total number of tons milled has increased by 50% over that same period.  Simply put, our results reflect the benefits of increased throughput of higher margin ore combined with improving price environment for the metals we produce.

                                             Our statement of operations for Q3 2009 did contain several items that are worth further discussion.  Sales increased by $39.1 million from the comparable quarter in 2008, almost entirely due to increases in the quantities of silver and gold sold which increased by 30% and 450% respectively.  These increases in quantity sold also resulted in our cost of sales increasing by 17% and our depreciation charge almost doubling in Q3 of 2009.  However, the increased sales significantly outweighed the increase in cost of sales and depreciation, resulting in mine operating earnings that more than doubled to $34.7 million.

                                             Included in net income in Q3 2009 was a non-cash, foreign exchange loss of $2.4 million and the revaluation of the Company’s cash and other working capital and future income tax balances that we denominated in local currencies.  This last resulted by a mark-to-market gain of $2.7 million on an equity warrant position held by us at quarter end.

                                             Moving to the balance sheet, our working capital went from strength to strength during the quarter, increasing by $41.6 million.  Most of the increase in working capital is reflected in higher cash and short term investment balances which rose by $37.1 million.  As I mentioned earlier, our doré and concentrate inventory increased during the quarter which added an additional $10.3 million to our working capital.

                                             We finished the quarter with a working capital position of $258 million and cash and short term investments of almost $150 million and no debt.  From a cash flow perspective, cash flow from operations before working capital movement was $43.3 million, a jump of $7.2 million from Q2 2009 and nearly double the operating cash flow for the comparable quarter of 2008.

                                             With the construction of Manantial Espejo and San Vicente now behind us, our capital expenditure for the third quarter on property, plant and equipment was only $5.8 million.  The combination of sharply higher operating cash flow and significantly lower capital expenditures resulted in Pan American increasing its cash balance by $28 million during the quarter.  We expect to see our cash balances continuing to build in the coming quarters as all of our mines are generating positive cash flow.

                                             Lastly, I’d like to give you a brief update on the Doe Run Peru situation, the owner of the La Oroya smelter in Peru, which was closed during the third quarter and remains closed today.  Doe Run Peru was the largest buyer of the Company’s copper concentrate production and the only buyer of the pyrite stockpile material.  We were able to sell copper concentrates to other buyers during Q3 2009.  However, the terms of such sales were significantly inferior to the terms of the Company’s concentrate contracts with Doe Run Peru by approximately $2.7 million but that’s before tax effects.  This added approximately $1.35 per ounce to the cash costs at our Peruvian mines in the third quarter.  Some impacts are expected on future results of the Company for at least the period that the La Oroya smelter remains closed.

                                             We do believe that the recent developments surrounding Doe Run Peru have been positive, especially the fact that the Peruvian congress granted a 30-month extension for the completion of their PAMA obligations.  We are optimistic that the smelter will resolve its financing requirements and resume operations in the first half of 2010.  However, we still retain the doubtful debt provision of $4.4 million that we established in the second quarter related to the accounts receivable balance from Doe Run Peru and have made no adjustments to that provision in the third quarter.

                                             With that, I’ll hand it back to Geoff for closing comments.

Geoffrey Burns:              Thanks, Rob.  Okay, you have now heard in detail what we accomplished last quarter.  Now let’s look at where Pan American is headed and why I remain as optimistic as ever about our prospects for the balance of this year and beyond.  We are maintaining our production forecast for 2009 and are planning to produce 21.5 million ounces of silver, not including the production from our Quiruvilca mine, which is still moving towards care and maintenance, although at current price levels we may be compelled to revisit this decision.

                                             We are maintaining our cash cost forecast of $6 per ounce for the year but I think it’s safe to say that we are very likely going to do much better, given the fact that for the first nine months of 2009 our cash costs were $5.57 per ounce.  We should more than double, actually almost triple our gold production this year and like silver, are maintaining our 2009 guidance for gold at 85,000 ounces.  Again, frankly, given the fact that we have already produced over 74,000 ounces of gold so far this year, I think we’ll do quite a bit better here.

                                             As Michael indicated, we are going to continue to aggressively explore at all our operations, with particular emphasis at Manantial Espejo, San Vicente and obviously, La Colorada.  Just because I think it is worth repeating, we have clearly discovered an exciting new extension to the NC2 zone at the La Colorada mine.  6.65 meters at over 2 kilos of silver per ton, which is almost 22 feet at 65 ounces of silver per ton, has to register as one of the best drill holes that Pan American has ever had.  All I can say is stay tuned as we continue to explore this tremendous target.

                                             We are going to continue to push hard at La Preciosa and are targeting a full feasibility study by the end of next year.  The Martha vein is proving up nicely.  We have identified a half dozen new explorations targets that will be methodically—that we will be methodically exploring in the coming months and as I said before, it is our opinion that La Preciosa is a tremendous property in a great location and at absolutely the right stage and we can create additional value by bringing this project forward.  There’s a defined silver resource in excess of 135 million ounces of silver.  It’s in Mexico and literally within an hour of our established infrastructure in Durango.

                                             With no debt, over $258 million in working capital, our heavy capital expenditures behind, us we are well positioned to continue to generate significant positive cash flow and earnings for the balance of this year and beyond.  I would like to finish my remarks by taking a brief moment to talk about the friendly offer we mailed on October 30th, to purchase Aquiline Resources, Inc.  I truly see this as a tremendous transaction and an ideal combination and a chance to create additional value for both Pan American and Aquiline shareholders.  It is a transaction that will marry Pan American’s financial horsepower and proven mine development capabilities with Aquiline’s world class primary silver deposit, Navidad.

                                             And secondly, and perhaps more importantly, I see Pan American as uniquely positioned to move Navidad forward.  As you know, we have recently completed the construction and commissioning of the Manantial Espejo mine in Argentina and consequently, are intimately familiar with the Argentine landscape and political sensitivities within our host country.  The key to unlocking the ability to develop Navidad lies, in my opinion, in our ability to address these sensitivities and work proactively with the government of Chubut and with the local communities that surround Navidad.

                                             If we are successful with this acquisition, which is open for acceptance until December 7th, about a month from now, the potential production growth from developing Navidad will be transformational to Pan American.  With La Preciosa and hopefully Navidad, Pan American will have reloaded its growth pipeline at a time when we are generating tremendous cash flows and have the people and resources available to take our new development opportunities and move your

Company to another level.  There is clearly good reason to be optimistic about Pan American’s future.

                                             With that, I would now ask the operator to open the lines for questions.

Operator:                           Thank you, sir.  We will now begin the question and answer session.  As a reminder, if you have a question please press the star, followed by the one on your touchtone phone.  If you would like to withdraw your question press the star, followed by the two.  If you are using speaker equipment you may need to lift the handset before making your selection.  Just a moment, for our first question.

                                             Our first question comes from Steven Butler with Canaccord Adams.  Please go ahead.

Steven Butler:                 Hello, good morning gents, et al.  Question for you guys and Rob, I guess for you.  You mentioned the shipments of lower than production 400,000 ounces of silver, 4,000 ounces gold, 9,600 tons, I think, of zinc con.  What would that earnings impact or revenue impact of that be, roughly?  I think you said 10.3 million build in working capital.  What would be the related earnings, as best you would estimate, that could fall into Q4 from Q3 assuming Q3 prices?

Steven Busby:                It’s Steve.  We haven’t done that analysis.  I mean just as a rough guideline, the increase in the inventory number that you quoted there of $10.3 million, that’s of course the cost.  And then if you applied in our mine operating earnings margin to that cost basis, you might get some idea of what we would expect in terms of operating earnings on that inventory.  But that would be about the only guidance I could give you right now.  We haven’t done that analysis.

Geoffrey Burns:              Maybe I can help you a little bit there, Steve.  I think our average cash cost as you saw was just under $5.  As 400,000 ounces we treat the zinc and the gold as byproducts, as you know.  So, you know, you’re looking at $17 prices.  You’re looking at $12 margins on those 400,000 ounces.  So that’s not a bad—would not be a bad guideline to use and then apply a 30% tax rate to it.

Steven Butler:                  I think we could work that out, Geoff, thank you.  Michael, on the La Colorada, is it the NC2 zone is that correct and where is that spatially again?  I think you said a couple hundred meters below and what is the rough dimensions of the zone in terms of strike, width, depth?

Michael Steinmann:       Yes, NC2 is one of our main veins that we are mining at the moment in the upper levels.  It’s producing the sulfide for our sulfide plant mostly and this is the continuation deeper down and further to the east.  So the dimension that I know from upper levels is about 750 meters long.  I mentioned that we drilled the deepest hole 200 meters down.  We drilled out about 250, maybe this month, close to 300 meters, so less than half of this land.

                                             I have some indication on the other half that one or two older holes we drilled that the high grade continues there.  How deep it’s going to go down, I can’t tell you at the moment.  It’s in limestone.  We see start getting some very nice replacement structures on replacement mantos in this limestone but I can’t tell you how deep it goes down.  Yet one of the limitations we have is I need a pretty big crosscut to drill the structure in a good angle.  I can’t drill it from surface because it’s too deep down but we drill it, obviously from our levels that we currently access for production.  So, stay tuned for the drilling during the coming months as we continue to the east but rough dimension, I think that you should look at the mantos about 750 meters by maybe 150-200 meters down.

Steven Butler:                 Okay and thickness, roughly?

Michael Steinmann:       An average roughly about 5 meters will be good.

Steven Butler:                 Okay.  Thanks very much guys.

Geoffrey Burns:              Thanks Steve.

Operator:                          Thank you.  Another reminder ladies and gentlemen, if you do have a question please press star, one at this time.  And our next question comes from the line of Chris Lichtenheldt with UBS.  Please go ahead.

Chris Lichtenheldt:        Good morning.  Thanks for taking my questions.  Just first on the Doe Run Peru situation.  The alternative that you’re seeking in terms of your concentrates, it doesn’t look like it’s gotten a whole lot worse relative to the second quarter.  Is that true that the alternative in terms of sort of steady state now until you get La Oroya back and running?

Robert Doyle:                  Chris, Rob Doyle here.  Yes, that is true.  In fact we’ve probably seen a fairly significant improvement in the concentrate market, copper concentrate market for complex concentrates.  So we have managed to commit some of our 2010 production into contracts to other buyers of concentrate at significantly better terms than we realized in Q2 or Q3.  So there is some relief in that market by the looks of it.

Chris Lichtenheldt:        Okay, great.  Can you just remind us, as you move—at Alamo Dorado, as you move into the next phase now, what silver and gold grades might look like over the next couple of quarters and how many quarters until you expect you may get back up to higher grades in the second phase?

Robert Doyle:                  Yes, while we’re mining—stripping down that pit we’ll probably be seeing grades drop to the 90, somewhere between 80 and 100 grams, I would say.  And then once we’re back into the high grade we’ll see the plus 125 to 150 type gram fee.

Chris Lichtenheldt:        Okay great and gold will move similarly downward, or is it hold a little bit more steady?

Steven Busby:                Gold’s a little bit more steady but we do expect it to drop back to the more historic kind of 0.3 gram range.  But yes, it somewhat follows that silver to some degree.

Chris Lichtenheldt:        Okay great, thanks.  And then just last question on the Aquiline offer, if I can, I think you—you’re seeking an opinion from the Argentine Antitrust Authority and I’m just wondering if you can update us as to the timing on when that opinion may come or how that’s looking if you’ve had any feedback?

Geoffrey Burns:              Yes, Chris, we made application for, essentially it’s an advanced ruling and we did that basically on the day we mailed and we’re expecting a reply in 30 days.  I can tell you that it’s—our Argentine legal counsel tells us that this is kind of just a matter of due course, that there is no—should be no concern that we’ll have any problems with the antitrust ruling.  It’s just a matter of really making the application.

Chris Lichtenheldt:        Right, okay.  Okay great.  That’s it for me.  Thanks a lot.

Geoffrey Burns:              Thanks Chris.

Operator:                           And our next question comes from the line of Haytham Hodaly with Salman Partners.  Please go ahead.

Haytham Hodaly:            Nice job.  Good morning everybody.

Geoffrey Burns:              Good morning, Haytham.

Haytham Hodaly:            Just a couple of easy questions.  What do you expect your run rate for your G&A to look like next year?

Geoffrey Burns:              This was a bit of an unusual quarter, Haytham.  We’re sitting, I think about $4 million.  We had a couple of compensation related catch up accruals to do.  I think we’ve been running prior to that at about between $2.7 million to $3 million a month—a quarter and I don’t expect that that should be our normalized rate.

Haytham Hodaly:            Okay and then maybe just effective tax rate guidance for next year maybe?

Robert Doyle:                  We should be coming in right around 30% as we were this quarter.

Haytham Hodaly:            Okay and in terms of timing of closing of the Aquiline, what’s the timeline there again, refresh my memory?

Geoffrey Burns:              The expiry date for tendering Aquiline’s shares is December 7th, at 9:00 p.m.  Eastern Standard Time, subject to us—there is a period, likely extension of 10 days for that as per our agreement on the support, or excuse me, on the support agreement but it’s December 7th is the date.

Haytham Hodaly:            Okay perfect.  Thank you.

Operator:                           And our next question comes from the line of John Bridges with JP Morgan.  Please go ahead.

John Bridges:                  Good afternoon, Geoff, everybody.  The inventory, this 400,000 ounces, how much of that is actually going to be available and how much is simply filling up the pipeline as you expand your operations?

Geoffrey Burns:              Okay, I’ll—hey, John.  How are you doing?  That’s actually out turned material.  It’s just—it’s not in the circuits anywhere.  It’s simply material that just for timing and location of where that material was in the transportation, it didn’t get sold.  So, that’s not a matter of pipeline filling, it’s just exactly where it was in our sales process.

John Bridges:                  Okay.  On—then on your lower cash cost, how much of that was related to base metals, maybe concentrate adjustments helping you this quarter?

Geoffrey Burns:              Yes, the base metal and byproduct credit, it’s not just base metal, it’s gold byproduct now coming out of Manantial Espejo in Q3 2008, our byproduct credits were about $8.27 per ounce.  This year, that same number was about $9.69 an ounce.  So you can see there’s, you know, roughly $1 plus in there that relates strictly to metal prices and as well, increased gold quantities, right.  We’re producing more gold now.

John Bridges:                  Okay, okay.

Robert Doyle:                  Sorry, John, just one further point.  You raised the provisional price adjustments, actually we didn’t see a significant adjustment in Q3 which I was quite surprised at.  It was only about a $300,000 benefit from sales that had provisionally been priced in Q2 that were repriced in Q3.  It was just a function of when open QPs were actually finalized given that actually passes traded flat to slightly down in July but for the quarter it was only about a $300,000 benefit, a relatively minor number.

John Bridges:                  Yes, I’m glad you get surprised by these things too.

Robert Doyle:                   It’s totally unpredictable.

John Bridges:                  And then finally, are there any sort of dates that we can look to for progress with respect to the, you know, the rules on open pit mining in Argentina next year?

Geoffrey Burns:              Yes, as I said in our conference when we announced the deal, we’ve had some meetings with some very senior officials in the provincial government of Chubut and many of that—much of that discussion is going to remain confidential.  Here’s what I said on that call, I’m going repeat it is, “If the Aquiline acquisition closes as we expect in the middle of December and we’re going to immediately start sort of a three prong program of drilling, metallurgical testing, environmental impact assessment and feasibility study—I guess that’s four prongs not three—and we would expect to produce a feasibility study in approximately 12 to 14 months time.  I do not believe that the mining laws in Chubut will have any impact on us whatsoever when we reach the end of that timeframe and are ready to make a production decision.”

John Bridges:                  Okay, great.  Well, good luck, guys and congratulations on the results.

Geoffrey Burns:               Thanks, John.

Operator:                           And as a reminder, ladies and gentlemen, if there are any additional questions please press the star, followed by the one at this time.

                                             And our next question comes from the line of David Christie with Scotia Capital.  Please go ahead.

David Christie:                 Hi guys, just a quick review on the provisional pricing.  So 300,000 of mark-to-market for the quarter, was there any settlement gains?

Robert Doyle:                   That was a combination of...

David Christie:                 That’s the combination.

Robert Doyle:                   Right.

David Christie:                 Okay, good.  And for Aquiline, for the Navidad project, what do you envisage you’ll spend next year as far as drilling et cetera?

Geoffrey Burns:              We’re just doing our budget reviews in a couple of week’s time, actually and obviously, we’re assuming that we are successful.  I would anticipate us spending somewhere in the neighborhood of $10 million to $15 million in 2010 but that is subject to the meeting that I’ve just talked about.

David Christie:                 Perfect.  Thank you very much.

Geoffrey Burns:              Thanks David.

Operator:                          And our next question comes from the line of Karen Lazarovic with KLP Capital Management.  Please go ahead.

Karen Lazarovic:            Yes, hi.  I’m fairly new to this story.  I was wondering what your hedging program is, if have one and what it would look like for 2010?

Robert Doyle:                  Sure.  The Company’s philosophy, firstly, on silver is not to hedge the exposure that we have to silver.  So our hedging program is really confined to our byproduct credits, particularly base metals and from time-to-time, currencies.  At the moment we only have a very small residual zinc program in place which runs out at the end of December and the same applies to our currencies.  We have a small Mexican peso and Peruvian sol position which also runs out in December.

                                             So for 2010, we actually won’t have any hedge positions open.  However, the subcommittee of the Board of Directors and the Hedge Committee does review those businesses from time-to-time and we may be adding to them depending on the circumstances.

Karen Lazarovic:            So for your gold byproducts you get the spot price?

Robert Doyle:                  That’s correct.

Karen Lazarovic:            Okay great.  Thank you.

Operator:                           And there are no further questions at this time.  I would like to turn the call over to Geoff Burns, President and CEO.  Please go ahead, sir.

Geoffrey Burns:              Thank you, operator.  Well, thanks everybody for joining us this morning and we will look forward to talking to you again in the coming months, hopefully to discuss a successful transaction with Aquiline and to update you on our advances at La Colorada in terms of exploration and finally, to probably talk about our year end earnings early in 2010.  Thanks very much.

Operator:                          Ladies and gentlemen, this concludes the Pan American Silver’s Third Quarter 2009 Earnings Conference Call.  If you would like to listen to a replay of today’s conference, please dial (303) 590-3030 or toll free 1-800-406-7325, using access code 479606.  Thank you for your participation.  You may now disconnect.